UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

APPLIED MINERALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03823M100

(CUSIP Number)

Michael B. Barry

Samlyn Capital, LLC

500 Park Avenue, 2nd Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Capital, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-5854094
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,869,565 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 20,869,565 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,869,565 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Includes the approximately 3,782,609 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Onshore Fund, LP and the approximately 7,086,956 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Offshore Master Fund, Ltd.
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement filed with the SEC on October 31, 2014.

CUSIP 03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8308076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,632,609 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 7,632,609 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,632,609 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.7% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Includes the approximately 3,782,609 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Onshore Fund, LP.
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement filed with the SEC on October 31, 2014.

CUSIP 03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Onshore Fund, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8210651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,632,609 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 7,632,609 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,632,609 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.7% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Includes the approximately 3,782,609 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Onshore Fund, LP.
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement filed with the SEC on October 31, 2014.

CUSIP 03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Offshore Master Fund, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0603351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,236,956 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 13,236,956 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,236,956 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Includes the approximately 7,086,956 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Offshore Master Fund, Ltd.
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement filed with the SEC on October 31, 2014.

CUSIP 03823M100

1	NAMES OF REPORTING PERSONS: Robert Pohly I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,869,565 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 20,869,565 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,869,565 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes the approximately 3,782,609 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Onshore Fund, LP and the approximately 7,086,956 shares of common stock issuable upon conversion of the 10% PIK-Election Convertible Note held by Samlyn Offshore Master Fund, Ltd.
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement filed with the SEC on October 31, 2014.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Samlyn Capital, LLC, (“Samlyn Capital”), Samlyn Partners, LLC (“Samlyn Partners”), Samlyn Onshore Fund, LP (“Samlyn Onshore”), Samlyn Offshore Master Fund, Ltd. (“Samlyn Offshore”), and Robert Pohly (“Mr. Pohly”, and together with Samlyn Capital, Samlyn Partners, Samlyn Onshore, and Samlyn Offshore, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on January 3, 2012. Except as specifically provided herein, this Amendment No. 1 supplements, but does not modify any of the disclosure reported in the Schedule 13D referenced above. Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

Item 2 of Schedule 13D is hereby amended as follows:

Samlyn Offshore is a Cayman Islands exempted company, with its principal offices at c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Samlyn Offshore is engaged in the business of investment. Samlyn Capital acts as the investment manager of Samlyn Offshore and Mr. Pohly is the managing member of Samlyn Capital. Current information concerning the directors of Samlyn Offshore is set forth in Appendix A hereto, which is incorporated by reference in response to this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Investment Agreement and Issuance of 10% PIK-Election Convertible Notes

Pursuant to the Investment Agreement, dated November 3, 2014, by and among Applied Minerals, Inc. (the “Issuer”), Samlyn Onshore and Samlyn Offshore (the “Investment Agreement”), the Issuer issued to Samlyn Onshore a 10% PIK-Election Convertible Note in the principal amount of $3,480,000 (the “Onshore Convertible Note”) and issued to Samlyn Offshore a 10% PIK-Election Convertible Note in the principal amount of $6,520,000 (the “Offshore Convertible Note”, and together with the Onshore Convertible Note, the “Convertible Notes”). The Convertible Notes were each issued with an original issue discount pursuant to which Samlyn Onshore paid $2,088,000 for the Onshore Convertible Note and Samlyn Offshore paid $3,912,000 for the Offshore Convertible Note. The Convertible Notes can be converted at the option of the holders at any time into shares of the Issuer’s common stock at a price of $0.92 per share, which is subject to customary anti-dilution adjustments and the adjustment set forth in the below paragraph (the “Exercise Price”). The Convertible Notes bear interest at 10% per annum. The Issuer can elect to pay in kind semi-annual interest on the Convertible Notes by adding the full amount of such interest to the principal amount of the Convertible Notes. The Issuer can also elect to pay interest in cash.

The Convertible Notes mature on November 3, 2018, but the Issuer has an option to extend the maturity date of the Convertible Notes for 12 months if certain conditions are met. If the Issuer’s option to extend the maturity is exercised, the Exercise Price of the Convertible Notes will be reduced from $0.92 per share to $0.82 per share. If, after two years from the date of issuance of the Convertible Notes, the following conditions exist (such occurrence, a “Specified Event”): (i) any amounts under the 10% PIK-Election Notes due in August 2023 (the “Series 2023 Notes”) or a pari passu replacement financing that is issued after the Series 2023 Notes are converted (a “Replacement Financing”) are, at any time, outstanding, (ii) the volume weighted average price of the Issuer’s common stock (“VWAP”) for the preceding 30 consecutive trading days, at any time, is in excess of the Exercise Price, (iii) the closing market price of the Issuer’s common stock is in excess of the Exercise Price on the day before conditions (i), (ii) and (iv) are satisfied, and (iv) no default or event of default under the Convertible Notes has occurred, (A) the maturity date of the Convertible Notes will automatically be extended to the maturity date of either the Series 2023 Notes or the Replacement Financing (B) the interest rate on the Convertible Notes will be reduced from 10% per annum to 1% per annum and (C) if such conditions are met on or prior to November 3, 2018, the Exercise Price of the Convertible Notes will be reduced from $0.92 per share to $0.82 per share.

The Convertible Notes are mandatorily convertible by the Issuer at any time that is two years after issuance of the Convertible Notes if either of the following conditions exist: (A) (i) if on or prior to November 3, 2019 and the maturity date of the Convertible Notes has not been extended due to the occurrence of a Specified Event, the VWAP for the preceding 30 consecutive trading days is at or in excess of $1.00 per share, (ii) if on or prior to November 3, 2019 and the maturity date of the Convertible Notes has not been extended due to the occurrence of a Specified Event, the closing market price of the Issuer’s common stock is at or in excess of $1.00 per share on the day before a mandatory conversion notice is issued, (iii) all outstanding amounts, if any, of the Series 2023 Notes or Replacement Financing have been converted into Issuer’s common stock and (iv) a registration statement is effective or a holder of the Convertible Notes may sell the conversion shares under Rule 144 under the Securities Act of 1933 (“Rule 144”), or (B) (i) the VWAP over the preceding 10 consecutive trading days is in excess of the greater of $1.40 per share, the conversion price of the Series 2023 Notes (currently $1.33 per share, adjusted for the sale of the Convertible Notes), if any, and the conversion price of the Replacement Financing, if any, (ii) the closing market price of the Issuer’s common stock is in excess of the greater of $1.40 per share, the conversion price of the Series 2023 Notes, if any, and the conversion price of the Replacement Financing, if any, on the day before a mandatory conversion notice is issued, (iii) all outstanding amounts, if any, of the Series 2023 Notes or Replacement Financing have been converted into Issuer’s common stock and (iv) a registration statement is effective or a holder of the Convertible Notes may sell the conversion shares under Rule 144.

The Convertible Notes contain customary representations and warranties and covenants, including covenants that limit the Issuer’s ability to incur additional indebtedness and grant liens and require the Issuer to pay debts in a timely manner. Per the Convertible Notes, vendor financing not to exceed $10 million and capital lease obligations not to exceed $3 million are permitted. With respect to a limitation on liens, liens existing as of the issuance of the Convertible Notes are permitted as well as mechanics’, workmen’s, repairmen’s or other like liens so long as the obligations secured by such liens do not exceed $750,000. With respect to an affirmative covenant to pay obligations in a timely manner, the failure to do so does not violate such covenant unless it constitutes a Material Adverse Effect (as defined in the Convertible Notes).

The foregoing descriptions of the Investment Agreement and the Convertible Notes do not purport to be complete and are qualified in their entirety by reference to the full texts of the Investment Agreement and the Convertible Notes, forms of which are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Warrant Cancellation Agreement

Pursuant to the Warrant Cancellation Agreement, dated November 3, 2014, by and among the Issuer, Samlyn Onshore and Samlyn Offshore (the “Warrant Cancellation Agreement”), the warrant to purchase 1,925,000 shares of common stock of the Issuer held by Samlyn Onshore (the “Onshore Warrant”) and the warrant to purchase 3,075,000 shares of common stock of the Issuer held by Samlyn Offshore (the “Offshore Warrant”, and together with the Onshore Warrant, the “Warrants”) were immediately terminated and cancelled for no consideration.

The foregoing description of the Warrant Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Cancellation Agreement, the form of which is incorporated by reference as Exhibit 99.3 and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the transactions pursuant to the Investment Agreement and the Warrant Cancellation Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement, dated November 3, 2014, with Samlyn Onshore and Samlyn Offshore (the “A&R Registration Rights Agreement”). The A&R Registration Rights Agreement amends, restates and supersedes the Registration Rights Agreement, dated December 22, 2011, by and among the Issuer, Samlyn Onshore and Samlyn Offshore. The A&R Registration Rights Agreement amends the definition of Registrable Securities to add shares of common stock issuable upon a conversion of the Convertible Notes and deletes shares of common stock that would have been issuable upon the exercise of the Warrants. Pursuant to the A&R Registration Rights Agreement, the Issuer has agreed to file a resale registration statement under the Securities Act of 1933 (the “Securities Act”) covering the shares of common stock of the Issuer held by Samlyn Onshore and Samlyn Offshore, and shares of common stock issuable upon conversion of the Convertible Notes (the “Registrable Securities”) within 90 days after the date of the A&R Registration Rights Agreement and use its best efforts to cause the registration statement to be declared effective by the SEC no later than 120 days after the date of the A&R Registration Rights Agreement. Additionally, subject to certain qualifications, if the Issuer at any time after November 3, 2014, proposes to register shares of its common stock and the Registrable Securities are not then subject to an effective resale registration statement, then the Issuer must give prompt written notice to Samlyn Onshore and Samlyn Offshore of its intention to file a registration statement and each of Samlyn Onshore and Samlyn Offshore will have a right, upon written request to the Issuer, to have its Registrable Securities offered in such registration statement. The Issuer may be required to pay liquidated damages if it fails to comply with the registration requirements set forth in the A&R Registration Rights Agreement.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Right Agreement, a form of which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to common stock, existing derivative securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, as amended, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement filed with the SEC on October 31, 2014.

(c) Except as set forth in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2 of the Schedule 13D is incorporated by reference herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of Schedule 13D is supplemented as follows:

The disclosures regarding the Investment Agreement, the Convertible Notes, the Warrant Cancellation Agreement and the A&R Registration Rights Agreement in Item 4 are incorporated herein by reference.

A form of the Investment Agreement, a form of the Convertible Notes, a form of the Warrant Cancellation Agreement, and a form of the A&R Registration Rights Agreement are incorporated by reference as Exhibits 99.1, 99.2, 99.3, and 99.4 respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Form of Investment Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2014).

99.2	Form of 10% PIK-Election Convertible Note due 2018 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2014).

99.3	Form of Warrant Cancellation Agreement (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2014).

99.4	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2014).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2014

SAMLYN CAPITAL, LLC

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN PARTNERS, LLC

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN ONSHORE FUND, LP

By:	Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Director

/s/ Robert Pohly
Robert Pohly

APPENDIX A

Appendix A of Schedule 13D is hereby amended as follows:

DIRECTORS OF SAMLYN OFFSHORE MASTER FUND, LTD.

Name	Position	Address
Robert Pohly Scott Dakers Evan Burtton	Directors	c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands